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                            September 19, 2023

       Li Siu Lun Allan
       Chief Executive Officer
       Fenbo Holdings Ltd
       Unit J, 19/F, World Tech Centre
       95 How Ming Street
       Kwun Tong, Hong Kong

                                                        Re: Fenbo Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed September 11,
2023
                                                            File No. 333-274448

       Dear Li Siu Lun Allan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed September 11, 2023

       Selling Shareholders, page A-8

   1.                                                   We note that 2,000,000
Ordinary Shares were purchased by the selling shareholders on
                                                        August 11, 2023. We
also note the sale of 2,000,000 Ordinary Shares to the selling shareholders on
September 4, 2023. Please update the table to reflect the September 4,
                                                        2023 sale or revise for
consistency.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Li Siu Lun Allan
Fenbo Holdings Ltd
September 19, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.



                                                           Sincerely,
FirstName LastName Li Siu Lun Allan
                                                           Division of
Corporation Finance
Comapany NameFenbo Holdings Ltd
                                                           Office of
Manufacturing
September 19, 2023 Page 2
cc:       Celia Velletri
FirstName LastName